UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Definitive Proxy Statement

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☐	Soliciting Material Pursuant to §240.14a-12

THE MEN’S WEARHOUSE, INC.

(Name of the Registrant as Specified In Its Charter)

EMINENCE CAPITAL, LLC

EMINENCE GP, LLC

RICKY C. SANDLER

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY SOLICITATION STATEMENT – SUBJECT TO COMPLETION,

DATED NOVEMBER 22, 2013

SOLICITATION STATEMENT

TO CALL A SPECIAL MEETING OF SHAREHOLDERS

BY

EMINENCE CAPITAL, LLC

EMINENCE GP, LLC

RICKY C. SANDLER

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE AGENT DESIGNATION CARD TODAY

This Solicitation Statement and the enclosed WHITE agent designation card are being furnished by Eminence Capital, LLC (“Eminence Capital”), Eminence GP, LLC (“Eminence GP”) and Ricky C. Sandler (together with Eminence Capital and Eminence GP, “us” or the “Eminence Participants”) in connection with our solicitation from the holders of the common stock, par value $0.01 per share (the “Common Stock”), of The Men’s Wearhouse, Inc., a Texas corporation (the “Company”), of the appointments of persons to be designated as the shareholder’s agent for the purpose of calling a special meeting of shareholders of the Company (the “special meeting”). The Eminence Participants seek to call the special meeting for the purpose of considering and voting upon the following proposals (the “Proposals”), as more fully described in this Solicitation Statement:

(1) amend Article IX of the Fifth Amended and Restated Bylaws of the Company (the “Bylaws”) in order to permit the Company’s shareholders to amend the Bylaws with the affirmative vote of the holders of a majority of the shares entitled to vote on, and that voted for or against or expressly abstained with respect to, the proposed amendment at a meeting of shareholders at which a quorum is present;

(2) amend Section 3.05 of the Bylaws in order to permit the Company’s shareholders to remove any member of the Board of Directors of the Company (the “Board”) without cause;

(3) amend Section 3.03 of the Bylaws in order to permit the Company’s shareholders to fill any vacancies on the Board resulting from shareholder action;

(4) amend Section 2.05(B) of the Bylaws in order to permit the Company’s shareholders to remove and replace directors at a special meeting without a prior determination by the Board that directors shall be elected at such meeting;

(5) repeal any amendment of the Bylaws that may be adopted by the Board subsequent to the last public filing of the Bylaws on October 11, 2013 and prior to the special meeting; and

(6) transact such other business as may properly come before the special meeting.

We are not currently seeking your proxy, consent, authorization or agent designation for approval of any of the Proposals or any other action at the special meeting. In the event the special meeting is called, the Eminence Participants intend to disseminate proxy materials relating to the Proposals to be voted on at the special meeting.

Pursuant to Section 21.352 of the Texas Business Organizations Code (the “TBOC”), the special meeting may be called by holders of at least ten percent (10%) of all of the shares of the Company entitled to vote at the special meeting.

As of November 15, 2013, the Eminence Participants were the beneficial owners of, and had the right to vote, an aggregate of 4,684,200 shares of Common Stock, representing approximately 9.8% of the outstanding Common Stock (based upon an aggregate of 47,795,084 shares of Common Stock (excluding 23,055,266 shares classified as Treasury Stock) outstanding at September 2, 2013 (which number is provided in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2013, filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2013).

THIS SOLICITATION OF AGENT DESIGNATIONS IS BEING MADE BY THE EMINENCE PARTICIPANTS AND NOT BY OR ON BEHALF OF THE COMPANY. WE ARE ASKING EACH SHAREHOLDER OF THE COMPANY TO APPOINT PERSONS TO BE DESIGNATED AS SUCH SHAREHOLDER’S AGENT FOR THE PURPOSE OF CALLING A SPECIAL MEETING BY COMPLETING THE ACCOMPANYING WHITE AGENT DESIGNATION CARD.

This Solicitation Statement is first being sent to shareholders, along with the enclosed WHITE agent designation card, on or about [—], 2013.

The request to call the special meeting is important. We urge you to promptly sign, date and return the enclosed WHITE agent designation card in favor of calling a special meeting.

If you have any questions regarding your WHITE agent designation card or need assistance in executing your agent designation card, please contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders call toll-free: (800) 714-3313

Banks and brokers call: (212) 269-5550

QUESTIONS AND ANSWERS ABOUT THIS SOLICITATION OF AGENT DESIGNATIONS

The following are some of the questions you, as a shareholder, may have about the solicitation of agent designations and answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this Solicitation Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to read this entire document carefully prior to making any decision on whether to appoint any agent hereunder.

Q:	For what purpose are you soliciting agent designations from shareholders?

A:	We are asking the shareholders of the Company to execute a WHITE agent designation card in favor of calling the special meeting. Calling the special meeting will give all shareholders the opportunity to vote on the Proposals. The Proposals are in our view consistent with good corporate governance because they increase the Board’s overall accountability to shareholders by, among other things, (i) allowing shareholders to amend the Bylaws subject to a majority voting standard (instead of the two-thirds voting standard recently imposed by the Board) and (ii) allowing shareholders to remove directors without cause, and elect new directors, at a special meeting of shareholders.

We are not currently seeking your proxy, consent, authorization or agent designation for approval of any of the Proposals or any other action at the special meeting. Furthermore, we will not seek to remove and replace directors at the special meeting. However, if the special meeting is called and the Proposals are approved at the special meeting, we reserve our right to seek to call a subsequent special meeting to remove and replace directors if we deem it appropriate.

Q:	Who can submit an agent designation card?

A:	Holders of Common Stock as of the close of business on November 15, 2013, the record date for the solicitation of agent designations (the “Call Record Date”), are entitled to appoint the designated persons to act as such shareholder’s agent for the purpose of calling a special meeting. Please see the section entitled “The Special Meeting—Special Meeting Request; Call Record Date” beginning on page 7 for additional information.

Q:	How many agent designations must be received in order to call a special meeting?

A:	In order for the special meeting to be called, pursuant to Texas law, agent designations in favor of calling the special meeting must be executed by holders of at least ten percent (10%) of all of the shares entitled to vote at the special meeting. The Eminence Participants, which currently beneficially own approximately 9.8% of all the shares entitled to vote at the special meeting, intend to support the calling of the special meeting. Accordingly, the holders of an additional 0.2% of the outstanding shares of Common Stock need to sign agent designations for the special meeting to be called. Please see the section entitled “The Special Meeting” beginning on page 7 for additional information.

Q:	Are you soliciting agent designations for the Proposals at the special meeting?

A:	No. This solicitation of agent designations is solely for the purpose of calling the special meeting. In the event the special meeting is called, we will send you a separate set of proxy materials relating to the Proposals to be voted on at the special meeting. We are currently not soliciting proxies, consents, authorizations or agent designations for approval of any of the Proposals or any other action at the special meeting.

Q:	What if I do not return my WHITE agent designation card?

A:	If you are a record holder of Common Stock and do not sign, date and return a WHITE agent designation card, you will effectively be opposing the calling of the special meeting. If you hold your Common Stock in “street name” and do not contact your bank, broker firm, dealer, trust company or other nominee to ensure that a WHITE agent designation card is submitted on your behalf, you will effectively be opposing the calling of the special meeting. The calling of the special meeting requires agent designations in favor of such action from holders of at least ten percent (10%) of the outstanding Common Stock; therefore, your failure to return an agent designation card or your failure to instruct your bank, broker firm, dealer, trust company or other nominee to return an agent designation card on your behalf will have the effect of opposing the calling of the special meeting.

Q:	What should I do if I decide to revoke my agent designation?

A:	An executed agent designation card may be revoked at any time before the action authorized by the previously executed agent designation becomes effective by marking, dating, signing and delivering a written revocation. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the agent designation previously given is no longer effective. The delivery of a completed, later dated agent designation card will revoke any earlier dated agent designation. The revocation must be delivered to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005.

The Eminence Participants recommend that you do NOT return any Revocation of Agent Designation card that may be sent to you by the Company.

Q:	Whom should I call if I have questions about the solicitation?

A:	If you have any questions, please contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders call toll-free: (800) 714-3313

Banks and brokers call: (212) 269-5550

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Beneficial Ownership of Shares

The Eminence Participants (Eminence Capital, a New York limited liability company, Eminence GP, a New York limited liability company, and Ricky C. Sandler, a United States citizen) are deemed “participants” in this solicitation of agent designations.

Please see Annex I for a list of all transactions in the securities of the Company effectuated by the Eminence Participants within the past two years.

The percentages set forth below are calculated based upon an aggregate of 47,795,084 shares of Common Stock (excluding 23,055,266 shares classified as Treasury Stock) outstanding at September 2, 2013 (which number is provided in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2013, filed with the SEC on September 12, 2013).

As of the date hereof, Eminence Capital may be deemed the beneficial owner of 4,684,200 shares of Common Stock (representing approximately 9.8% of the outstanding Common Stock), Eminence GP may be deemed the beneficial owner of 4,282,683 shares of Common Stock (representing approximately 9.0% of the outstanding Common Stock) and Mr. Sandler may be deemed the beneficial owner of 4,684,200 shares of Common Stock (representing approximately 9.8% of the outstanding Common Stock). The shares of Common Stock held by the Eminence Participants are held for the accounts of (i) Eminence Partners, L.P., a New York limited partnership (“Eminence I”); Eminence Partners II, L.P., a New York limited partnership (“Eminence II”); Eminence Partners Leveraged, L.P., a Delaware limited partnership (“Eminence Leveraged”); Eminence Eaglewood Master, L.P., a Delaware limited partnership (“Eminence Eaglewood”); Eminence Partners Long, L.P., a Delaware limited partnership (together with Eminence I, Eminence II, Eminence Leveraged and Eminence Eaglewood, the “Partnerships”); as well as Eminence Fund Master, Ltd., a Cayman Islands exempted company (“Eminence Offshore Master Fund”), Eminence Fund Leveraged Master, Ltd., a Cayman Islands exempted company (“Eminence Offshore Leveraged Master Fund,” and together with Eminence Offshore Master Fund, the “Master Funds”) and Eminence Fund Long, Ltd., a Cayman Islands exempted company (“Eminence Offshore Long,” and together with the Partnerships, the Master Funds and Eminence Offshore Long, the “Eminence Funds”); and (ii) a separately managed account (the “SMA”).

Eminence Capital serves as the investment manager to the Eminence Funds and the investment adviser to the SMA. Eminence Capital may be deemed to have shared voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.

Eminence GP serves as general partner or manager of the Partnerships and the Master Funds and may be deemed to have shared voting and dispositive power over the Shares held for the accounts of the Partnerships and the Master Funds.

Mr. Sandler is the Chief Executive Officer of Eminence Capital and the Managing Member of Eminence GP and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock directly owned by the Eminence Funds and the SMA, as applicable.

The principal business of Eminence Capital is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. The principal business of Eminence GP is serving as a general partner to the Partnerships and manager to the Master Funds. Mr. Sandler serves as the Chief Executive Officer of Eminence Capital and as the Managing Member of Eminence GP. The principal business address of each of Eminence Capital, Eminence GP and Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

The shares of Common Stock may be held by the Eminence Funds in commingled margin accounts, which may extend margin credit to the Eminence Funds from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect.

Other Information

Except as set forth in this Solicitation Statement (including the Annexes hereto), (i) during the past ten years, no Eminence Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Eminence Participant owns beneficially, directly or indirectly, any securities of the Company; (iii) no Eminence Participant owns of record but not beneficially any securities of the Company; (iv) no Eminence Participant has purchased or sold any securities of the Company within the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Eminence Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Eminence Participant is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Eminence Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Eminence Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Eminence Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Eminence Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Eminence Participant or any of his or its associates has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted on as set forth in this Solicitation Statement.

The Participants also beneficially own approximately 1.4 million shares of common stock, par value $0.01 per share, of Jos. A. Bank, having a market value of approximately $70 million based on the closing price of Jos. A. Bank common stock on November 21, 2013.

BACKGROUND OF THE SOLICITATION

On September 18, 2013, Jos. A. Bank Clothiers, Inc. (“Jos. A. Bank”) submitted an indication of interest to acquire the outstanding shares of the Company at $48 per share in cash (the “Jos. A. Bank Proposal”), a 42.4% premium over the previous day’s closing price. Jos. A. Bank announced the offer publicly on October 9, 2013.

On October 9, 2013, the Company issued a press release rejecting the Jos. A. Bank Proposal. According to the press release, the Board determined that the Jos. A. Bank Proposal significantly undervalued the Company and failed to reflect its growth strategy and upside potential. The Company also announced on October 9, 2013 that it had adopted a shareholder rights plan (the “Poison Pill”).

Also on October 9, 2013, the Company announced that the Board had amended and restated the Bylaws to (i) adopt a two-third voting standard for approval of shareholder amendments to the Bylaws (the “Two-Thirds Bylaw Amendment”) and (ii) revise the advance notice provision to require earlier advance notice of intended shareholder nominations of directors and to require persons seeking to make nominations to provide more information about themselves and their nominees. We reserve all of our rights with respect to the Board’s decision to adopt the Poison Pill and the Two-Thirds Bylaw Amendment.

On November 7, 2013, the Eminence Participants sent a letter to the Board expressing their disappointment in the Board’s response to the Jos. A. Bank Proposal and noting their belief that the Board’s fiduciary duties require that it immediately (1) instruct its financial advisors to evaluate the Company’s strategic alternatives, including soliciting competing proposals to acquire the Company and analyzing a leveraged recapitalization of the Company in the public marketplace, and (2) enter into a dialogue with Jos. A. Bank regarding a possible combination.

On November 11, 2013, Mr. Sandler had a telephone conversation with Douglas S. Ewert, the Chief Executive Officer of the Company. Among other things, Mr. Ewert indicated to Mr. Sandler that the Board is considering options including a significant return of capital and a merger with Jos. A. Bank.

On November 12, 2013, Mr. Sandler sent a letter to Mr. Ewert encouraging the Board to promptly complete its review process and to engage with Jos. A. Bank before November 14, 2013, the deadline by which Jos. A. Bank stated it would terminate the Jos. A. Bank Proposal.

On November 15, 2013, Jos. A. Bank announced that it was terminating the Jos. A. Bank Proposal. Jos. A. Bank noted that if in the future they are invited by the Company board to discuss Jos A. Bank’s acquisition of the Company, or if circumstances were otherwise to change, Jos. A. Bank may consider whether a new proposal to acquire the Company is warranted.

REASONS FOR OUR SOLICITATION

We are asking the shareholders of the Company to execute a WHITE agent designation card in favor of calling the special meeting. Calling the special meeting will give all shareholders the opportunity to vote on the Proposals. Such Proposals are in our view consistent with good corporate governance because they increase the Board’s overall accountability to shareholders by, among other things, (i) allowing shareholders to amend the Bylaws subject to a majority voting standard (instead of the two-third voting standard recently imposed by the Board) and (ii) allowing shareholders to remove directors without cause, and elect new directors, at a special meeting of shareholders.

We are not currently seeking your proxy, consent, authorization or agent designation for approval of any of the Proposals or any other action at the special meeting. Furthermore, we will not seek to remove and replace directors at the special meeting. However, if the special meeting is called and the Proposals are approved at the special meeting, we reserve our right to seek to call a subsequent special meeting to remove and replace directors if we deem it appropriate.

THE SPECIAL MEETING

We are soliciting agent designations to appoint designated agents to act on behalf of the Company’s shareholders to call the special meeting. We are furnishing this Solicitation Statement and the WHITE agent designation card to enable you and the Company’s other shareholders to support us in calling the special meeting.

Special Meeting Request; Call Record Date

Section 21.352(a) of the TBOC provides that a special meeting of shareholders of a corporation may be called by the holders of the percentage of shares specified in the certificate of formation, not to exceed fifty percent (50%) of the shares entitled to vote or, if no percentage is specified, at least ten percent (10%) of all the share of the corporation entitled to vote at the proposed special meeting. The certificate of formation of the Company specifies no such percentage. Accordingly, for the special meeting to be properly called, the special meeting must be called by the holders of at least ten percent (10%) of all the shares of the Company entitled to vote at the special meeting.

Section 21.352(b) of the TBOC provides that, unless stated in or set in accordance with the Bylaws, the record date for determining which shareholders of the Company are entitled to call a special meeting (the “Call Record Date”) is the date the first shareholder signs the notice of that meeting. Eminence Partners, L.P., as the holder of record of 100 shares of Common Stock, signed such first notice (the “First Notice”) on November 15, 2013. Therefore, the Call Record Date is November 15, 2013.

Time and Location of Special Meeting

The First Notice delivered by Eminence Partners, L.P. provides that the special meeting will take place at 10:00 a.m., local time, on February 14, 2014 at The Yale Club of NY, 50 Vanderbilt Avenue, New York, NY 10017. However, a shareholder, by executing the attached Agent Designation, will constitute and appoint the designated agents, with full power of substitution, the proxy and agent of such shareholder to exercise any and all other rights of such shareholder incidental to calling the special meeting, including, without limitation, calling the special meeting, setting the date, time and location of the special meeting, and signing and delivering the notice of the special meeting. Therefore, the Eminence Participants may, in their discretion, change the date and location of the special meeting. Any such change would be publicly disseminated to shareholders.

Delivery of Notice of Special Meeting

Section 21.353 of the TBOC provides that written notice of a meeting shall be given to each shareholder entitled to vote at the meeting not later than the tenth (10th) day and not earlier than the sixtieth (60th) day before the date of the meeting and that notice shall be given at the direction of the president, secretary or other person calling the meeting.

While we are currently only soliciting agent designations in support of the calling of the special meeting, if the special meeting is called, our current intention is to put forth the Proposals, as described in the section entitled “Plans for the Special Meeting” beginning on page 9.

PLANS FOR THE SPECIAL MEETING

If we are successful in our solicitation of agent designations and the special meeting is called, we expect to present the following Proposals for a vote of shareholders at the special meeting:

1. Amend Article IX of the Bylaws in order to permit the Company’s shareholders to amend the Bylaws with the affirmative vote of the holders of a majority of the shares entitled to vote on, and that voted for or against or expressly abstained with respect to, the proposed amendment at a meeting of shareholders at which a quorum is present. As amended, such Article IX shall read in its entirety as follows:

ARTICLE IX

AMENDMENTS

These bylaws may be altered, amended, or repealed or new bylaws may be adopted by the affirmative vote of a majority of the whole board of directors at any regular or special meeting~~; provided, that~~. In addition, these bylaws may be altered, amended or repealed or new bylaws may be adopted by the affirmative vote of the holders of a majority of the shares entitled to vote on, and that voted for or against or expressly abstained with respect to, the proposed amendment at a meeting of shareholders at which a quorum is present (the “Requisite Vote”). Notwithstanding the foregoing, these bylaws may not be altered, amended, or repealed so as to be inconsistent with law or any provision of the Certificate of Formation. ~~In addition to any affirmative vote of the holders of any particular class or series of the capital stock of the corporation required by law, the Certificate of Formation or these bylaws, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal these bylaws or to adopt new bylaws~~ The Board may not amend or repeal this Article IX without the Requisite Vote of shareholders.

2. Amend Section 3.05 of the Bylaws in order to permit the Company’s shareholders to remove any member of the Board without cause. As amended, such Section 3.05 shall read in its entirety as follows:

Section 3.05. Removal. Any director may be removed with or without cause ~~for cause~~ at any special meeting of shareholders duly called and held for such purpose. At any meeting of shareholders called expressly for the purpose of removing a director or directors, such director or directors may be removed with or without cause ~~only for cause~~ by a vote of a majority of the shares of stock of the corporation then entitled to vote at an election of directors. The Board may not amend or repeal this Section 3.05 without the vote of the holders of a majority of the shares entitled to vote on, and that voted for or against or expressly abstained with respect to, the matter at a meeting of shareholders at which a quorum is present.

3. Amend Section 3.03 of the Bylaws in order to permit the Company’s shareholders to fill any vacancies on the Board resulting from shareholder action. As amended, such Section 3.03 shall read in its entirety as follows:

Section 3.03. Vacancies. Any vacancy occurring in the board of directors may be filled by a majority of the remaining directors though less than a quorum of the board of directors; provided, however, that any vacancy resulting from the removal of a director by action of the shareholders may only be filled by the shareholders in accordance with Section 2.08 of these Bylaws (as such Section 2.08 was in effect on October 11, 2013). A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. The Board may not amend or repeal this Section 3.03 without the vote of the holders of a majority of the shares entitled to vote on, and that voted for or against or expressly abstained with respect to, the matter at a meeting of shareholders at which a quorum is present.

4. Amend Section 2.05(B) of the Bylaws in order to permit the Company’s shareholders to remove and replace directors at a special meeting without a prior determination by the Board that directors shall be elected at such meeting. As amended, such Section 2.05(B) shall read in its entirety as follows:

(B) Special Meetings of Shareholders. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the ~~corporation’s~~ notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the ~~corporation’s~~ notice of meeting (1) by or at the direction of either the Board of Directors or the shareholder or shareholders calling the special meeting or (2) ~~provided that the Board of Directors has determined that the directors shall be elected at such meeting,~~ by any other shareholder of the corporation who is a shareholder of record at the time the notice provided for in this Section 2.05 is delivered to the Secretary of the corporation and at the time of the special meeting and any adjournment or postponement thereof, who is entitled to vote at the meeting and upon such election, and who complies with the notice procedures set forth in this Section 2.05. In the event ~~the corporation calls~~ a special meeting of shareholders is called for the purpose of electing one or more directors to the Board of Directors, any such shareholder of record entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the ~~corporation’s~~ notice of meeting, if the shareholder’s notice in the same form as required by paragraph (A)(2) of this Section 2.05 with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by Section 2.06 of this Article II) shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed ~~by the board of directors~~ to be elected at such meeting by the persons calling the meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting of shareholders commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above. For the avoidance of doubt, the requirements of Sections 2.05(A)(2) or 2.06 hereof, and any other similar procedural, informational or advance notice requirements that may be enacted by means of an amendment to these Bylaws effected after October 11, 2013, shall in each case not apply to any nominations of persons for election to the Board of Directors or other business proposed by the shareholders that call a special meeting pursuant to Section 21.352(a)(2) of the Texas Business Organizations Code. The Board may not amend or repeal this Section 2.05(B) without the vote of the holders of a majority of the shares entitled to vote on, and that voted for or against or expressly abstained with respect to, the matter at a meeting of shareholders at which a quorum is present.

5. Repeal any amendment of the Bylaws that may be adopted by the Board subsequent to the last public filing of the Bylaws on October 11, 2013 and prior to the special meeting.

6. Transact such other business as may properly come before the special meeting.

In the event the special meeting is called, we intend to send to all shareholders of record proxy materials relating to the Proposals to be voted upon at the special meeting. We expect to request, in any future proxy solicitation relating to the special meeting, authority to (i) initiate and vote for proposals to recess or adjourn the special meeting for any reason and (ii) oppose and vote against any proposal to recess or adjourn the special meeting. We do not currently anticipate additional proposals on any substantive matters at the special meeting. Nevertheless, we reserve the right to either modify the Proposals or cause additional proposals to be identified in the notice of, and in, the proxy materials for the special meeting. We are not aware of any other proposals to be brought before the special meeting. However, should other proposals be brought before the special meeting by the Company or otherwise, we will vote our proxies on such matters in our discretion.

We will solicit votes for the Proposals only by means of a separate proxy statement and proxy card once the special meeting has been called. If we are successful in calling the special meeting as a result of the solicitation of agent designations from the shareholders of the Company holding at least ten percent (10%) of the outstanding Common Stock, we will include in our definitive proxy statement for the special meeting information regarding voting at that special meeting. The sole purpose of this solicitation, and the only effect of your designation on the enclosed WHITE agent designation card, is to call the special meeting.

Accordingly, we urge you to join with us in calling of the special meeting for the purpose of submitting the Proposals to provide an opportunity to shareholders to vote on such Proposals. To help us call the special meeting, please follow the instructions for executing and delivering agent designations described below.

VOTING SECURITIES

The Common Stock constitutes the voting securities of the Company for purposes of this solicitation of agent designations. Based upon information provided in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2013, filed with the SEC on September 12, 2013, the Company had 47,795,084 shares of Common Stock (excluding 23,055,266 shares classified as Treasury Stock) outstanding at September 2, 2013. Cumulative voting is not permitted.

APPRAISAL RIGHTS

Shareholders are not entitled to appraisal or dissenters’ rights under Texas law in connection with the solicitation of agent designations or this Solicitation Statement.

SOLICITATION OF AGENT DESIGNATIONS

Our members, agents and representatives may solicit agent designations. Agent designations will be solicited by mail, advertisement, telephone, facsimile and other electronic means, and in person. None of those persons will receive additional compensation for their solicitation efforts.

In addition, we have retained D.F. King & Co., Inc. (“D.F. King”) to assist in this solicitation of agent designations, for which services D.F. King will be paid a fee not to exceed $25,000. D.F. King will also be reimbursed for its reasonable out-of-pocket expenses. We have also agreed to indemnify D.F. King against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws. It is anticipated that approximately 10 persons will be employed by D.F. King to solicit shareholders in connection with this effort. D.F. King does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this solicitation of agent designations.

We have engaged Moelis & Company LLC (“Moelis”) to act as our financial advisor in connection with our investment in the Company. We expect Moelis will be paid customary compensation in connection with its engagement. Moelis will also be reimbursed for its reasonable out-of-pocket expenses. We have also agreed to indemnify Moelis against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws. Moelis does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this solicitation of agent designations.

We will request that banks, broker firms, dealers, trust companies and other nominees forward solicitation materials to beneficial owners of Common Stock. We will reimburse such banks, broker firms, dealers, trust companies and other nominees for their reasonable expenses for sending solicitation material to the beneficial owners.

Our estimate of the total cost to be incurred in connection with this solicitation of agent designations is $[—]. To date, $[—] of expenses have been incurred in connection with this solicitation of agent designations. Costs related to the solicitation of agent designations may include expenditures for attorneys, investment bankers, accountants, printing, advertising, postage and related expenses and fees. We will bear the costs of this solicitation. To the extent legally permissible, if successful in the solicitation of agent designations, we currently intend to seek reimbursement from the Company for the costs of this solicitation. Following the special meeting, we intend to request that the Board approve the reimbursement of such expenses. We do not currently intend to submit the question of such reimbursement to a vote of the shareholders of the Company but if the matter is submitted to a vote of the Company’s shareholders, we will vote our shares in favor of such reimbursement and will accept the results of such shareholder vote.

AGENT DESIGNATION PROCEDURES

Pursuant to this Solicitation Statement, the Eminence Participants are soliciting from the holders of the Company’s outstanding Common Stock the designation by shareholders of specified persons to serve as such shareholders’ proxy and agent and the authorization of these designated agents to (i) call the special meeting and (ii) exercise any and all other rights of such shareholders incidental to calling the special meeting and causing the purposes of the authority expressly granted pursuant to the written requests to the designated agents to be carried into effect (including, without limitation, calling the special meeting, setting the date, time and location of the special meeting, and signing and delivering the notice of the special meeting).

Executed agent designations should be delivered by mail using the enclosed postage-paid envelope. If we receive executed agent designations from the holders of at least ten percent (10%) of the outstanding Shares as of the Call Record Date, we intend to cause the designated agents set forth on the enclosed WHITE agent designation card (the “Designated Agents”) to call the special meeting.

Please note that written agent designations to call the special meeting will not grant the Designated Agents the power to vote your Shares at the special meeting and will not commit you to cast any vote in favor or against any proposal to be brought before the special meeting. To vote on the matters to be brought before the special meeting, you must vote by proxy or in person at the special meeting.

Your agent designation is important, no matter how many or how few Shares you own. Please complete, sign and return the enclosed WHITE agent designation card as promptly as possible. The failure to sign and return the WHITE agent designation card will have the same effect as opposing the calling of a special meeting.

If you have any questions or require any assistance in executing your agent designation, please call: D.F. King & Co., Inc. toll-free at (800) 714-3313. Banks and brokers may call collect at (212) 269-5550.

REVOCATION PROCEDURE

An executed agent designation card may be revoked at any time before the action authorized by the previously executed agent designation becomes effective by marking, dating, signing and delivering a written revocation. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the agent designation previously given is no longer effective. The delivery of a completed, later dated agent designation card will revoke any earlier dated agent designation. The revocation must be delivered to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005.

Our solicitation of agent designations pursuant to this Solicitation Statement is not limited in time under Texas law. Thus, the Eminence Participants have the right to continue to solicit agent designations for an unlimited period of time even after you have submitted your agent designation. This may result in an extended period of time before the special meeting is called or the Eminence Participants abandon the solicitation. During this period, facts and circumstances may change as compared to when you submitted your request to call the special meeting. Notwithstanding the foregoing, you may revoke your request to call the special meeting as set forth in the prior paragraph.

SPECIAL INSTRUCTIONS

If you were a holder of record of Common Stock on the Call Record Date, you may elect to execute an agent designation in favor of calling a special meeting by signing, dating and returning the accompanying WHITE agent designation card promptly in the enclosed post-paid envelope. To the extent you have sold your Common Stock before the Call Record Date, you will not have the right to submit an agent designation in favor of calling a special meeting.

Your agent designation is important. Please sign, date and return the enclosed WHITE agent designation card in the postage-paid envelope provided. If you fail to return a WHITE agent designation card or to instruct your bank, broker firm, dealer, trust company or other nominee to submit a WHITE agent designation card on your behalf, you will effectively be opposing calling a special meeting. YOU MUST SIGN AND DATE THE WHITE AGENT DESIGNATION CARD IN ORDER FOR IT TO BE VALID.

If your Common Stock is held in the name of a bank, broker firm, dealer, trust company or other nominee, only that nominee can exercise the right to designate an agent with respect to the Common Stock that you beneficially own through such nominee, and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, broker firm, dealer, trust company or other nominee to execute an agent designation in favor of calling a special meeting. Please follow the instructions provided on the enclosed WHITE agent designation card. If your bank, broker firm, dealer, trust company or other nominee provides for agent designation instructions to be delivered to them by telephone or internet, instructions will be included on the enclosed WHITE agent designation card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any assistance in executing your agent designation, please contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders call toll-free: (800) 714-3313

Banks and brokers call: (212) 269-5550

ADDITIONAL INFORMATION

Please see Annex II for information regarding security ownership of certain beneficial owners and management of the Company.

The Eminence Participants have omitted from this Solicitation Statement certain disclosure that is already included in the Company’s proxy statement relating to the 2013 Annual Meeting of Shareholders filed with the SEC on August 8, 2013 (the “2013 Proxy Statement”). Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company’s directors and management; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals for consideration for inclusion in the proxy materials for the annual meeting of shareholders to be held in 2014. Except as otherwise noted herein, the information in this Solicitation Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

PROPOSALS FOR NEXT ANNUAL MEETING

The Bylaws provide that, to be timely, a shareholder’s notice must be delivered to the Secretary of the Company at the principal executive offices of the Company not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the date (as specified in the Company’s proxy materials for its immediately preceding annual meeting of shareholders) on which the Company first mailed its proxy materials for its immediately preceding annual meeting of shareholders; provided, however, that in the event that the date of the annual meeting is more than thirty days before or more than sixty (60) days after such anniversary date, notice by the shareholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company.

FORWARD-LOOKING STATEMENTS

This Solicitation Statement may include forward-looking statements that reflect the Eminence Participants’ current views with respect to future events. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” or similar words are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Any forward-looking statements made in this Solicitation Statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Eminence Participants will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business, operations or financial condition. Except to the extent required by applicable law, the Eminence Participants undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Dated:             , 2013

ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

This Annex I sets forth all transactions with respect to the purchase and sale of securities of the Company effected during the past two years by the Eminence Participants. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

Trade Date	Shares of Common Stock Purchased (Sold)	Price Per Share ($)
10/4/2013	6,300	34.153095
10/4/2013	39,071	34.66411
10/7/2013	6,729	34.235585
10/7/2013	33,400	34.22
10/7/2013	5,000	34.465
10/7/2013	25,650	34.499259
10/7/2013	600,000	35
10/8/2013	12,900	35.32
10/8/2013	74,950	35.291627
10/8/2013	5,600	35.2245
10/9/2013	111,000	43.245876
10/9/2013	74,000	43.302702
10/23/2013	(1,685)	45.41181
10/24/2013	364,500	44.641714
10/24/2013	5,800	44.604258
10/24/2013	18,700	44.8
10/24/2013	5,000	44.635
10/24/2013	68,000	44.513419
10/29/2013	71,200	44.48
10/29/2013	450,800	44.8
10/30/2013	12,000	43.53
10/30/2013	50,000	43.637304
10/30/2013	55,000	43.710971
10/31/2013	248,200	43.37
10/31/2013	85	43.4
10/31/2013	469,524	42.272755
10/31/2013	186,512	42.137332
10/31/2013	22,358	42.342094
10/31/2013	50,000	42.2
10/31/2013	86,777	42.658446
10/31/2013	400,000	42.717795
10/31/2013	25,000	43.01
10/31/2013	432,927	42.830607
10/31/2013	100,000	42.47496
10/31/2013	27,100	42.44
10/31/2013	68,400	42.455
11/1/2013	73,402	42.857032
11/1/2013	50,000	42.932992
11/1/2013	50,000	43.002006
11/1/2013	35,000	42.8745
11/1/2013	20,000	43.21
11/1/2013	6,228	42.3
11/1/2013	(6,228)	42.3
11/4/2013	95,000	42.027975
11/4/2013	150,000	42.3
11/6/2013	72,000	42.75
11/6/2013	(72,000)	42.75
11/6/2013	72,000	42.75
11/6/2013	(72,000)	42.75

ANNEX II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Common Stock by: (i) the Company’s named executive officers, as identified in the 2013 Proxy Statement, (ii) the Company’s directors and (iii) holders of more than 5% of the Common Stock. Except for information relating to Eminence Capital, information below regarding the number of shares beneficially owned by each named executive officer, director and holder of more than 5% of the Common Stock is based solely on the 2013 Proxy Statement, the Forms 4 filed by the Company’s named executive officers and directors and the most recent Statement of Acquisition of Beneficial Ownership on Schedule 13G which has been filed by each holder of more than 5% of the Common Stock.

Name	Amount and Nature of Beneficial Ownership		Percent of Class (16)
Eminence Capital, LLC	4,648,200		9.8
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	4,267,367	(1)	8.9
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	2,765,399	(2)	5.8
Piper Jaffray Companies 800 Nicollet Mall, Suite 800 Minneapolis, MN 55402	2,682,871	(3)	5.6
David H. Edwab	79,339	(4)	*
Douglas S. Ewert	172,493	(5)	*
Rinaldo S. Brutoco	30,114	(6)	*
Michael L. Ray, Ph.D.	22,912	(7)(8)	*
Sheldon I. Stein	40,188	(9)	*
Deepak Chopra, M.D.	26,188	(10)	*
William B. Sechrest	27,641	(11)(12)	*
Grace Nichols	12,163	(13)	*
Allen I. Questrom	3,704		*
B. Michael Becker	3,407		*
Diana M. Wilson	27,585		*
Charles Bresler, Ph.D.	11,160	(14)	*
Scott Norris	42,346	(15)	*

*	Less than 1.0%

(1)	Based on a Schedule 13G filed on February 1, 2013.

(2)	Based on a Schedule 13G filed on February 13, 2013, the Vanguard Group (“Vanguard”) has sole voting power with respect to 76,468 of these shares, neither sole nor shared with respect to the remainder of these shares, shared dispositive power with respect to 2,691,731 of these shares and shared dispositive power with respect to the remainder of these shares. Vanguard Fiduciary Trust Company, a wholly owned subsidiary of Vanguard, is the beneficial owner of 73,668 of these shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly owned subsidiary of Vanguard, is the beneficial owner of 2,800 of these shares as a result of its serving as investment manager of Australian investment offerings.

(3)	Based on a Schedule 13G filed on February 14, 2013, Advisory Research, Inc. (“ARI”), 180 N. Stetson, Chicago, IL 60601, a wholly owned subsidiary of Piper Jaffray Companies and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of these shares of our Common Stock as a result of acting as investment adviser to various clients. Piper Jaffray Companies may be deemed to be the beneficial owner of these shares through control of ARI. However, Piper Jaffray Companies disclaims beneficial ownership of such shares.

(4)	Includes 58,080 restricted shares, 2,605 shares held by Mr. Edwab in his IRA account and 200 shares owned by Mr. Edwab’s children.

(5)	Includes 99,261 shares that may be acquired within 60 days upon the exercise of stock options or the vesting of DSUs and 8,641 shares allocated to the account of Mr. Ewert under The Men’s Wearhouse, Inc. 401(k) Savings Plan.

(6)	Includes 3,285 restricted shares and 6,000 shares that may be acquired within 60 days upon the exercise of stock options.

(7)	Includes 15,437 shares held by Michael Ray in his capacity as trustee for the Michael L. Ray and Sarah C. Ray 1998 Revocable Trust.

(8)	Includes 3,285 restricted shares and 3,000 shares that may be acquired within 60 days upon the exercise of stock options.

(9)	Includes 3,285 restricted shares and 4,500 shares that may be acquired within 60 days upon the exercise of stock options.

(10)	Includes 3,285 restricted shares and 7,500 shares that may be acquired within 60 days upon the exercise of stock options.

(11)	Includes 3,285 restricted shares and 7,500 shares that may be acquired within 60 days upon the exercise of stock options.

(12)	Mr. Sechrest’s shares (other than the 7,500 shares that may be acquired within 60 days upon the exercise of stock options) are held along with substantial other assets in a general brokerage account which provides for margin loans from time to time and is subject to outstanding margin loans currently.

(13)	Includes 3,285 restricted shares.

(14)	Includes 247 shares allocated to the account of Mr. Bresler under The Men’s Wearhouse, Inc. 401(k) Savings Plan.

(15)	Includes 34,764 shares that may be acquired within 60 days upon the exercise of stock options and 423 shares allocated to the account of Mr. Norris under The Men’s Wearhouse, Inc. 401(k) Savings Plan.

(16)	Percentages are based upon an aggregate of 47,795,084 shares of Common Stock (excluding 23,055,266 shares classified as Treasury Stock) outstanding at September 2, 2013 (which number is provided in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2013, filed with the SEC on September 12, 2013).

II-2

PRELIMINARY COPY – SUBJECT TO COMPLETION

[FORM OF AGENT DESIGNATION CARD]

AGENT DESIGNATION

SOLICITED BY

EMINENCE CAPITAL, LLC, EMINENCE GP, LLC AND RICKY C. SANDLER

Eminence Capital, LLC, Eminence GP, LLC and Ricky C. Sandler are soliciting this agent designation for the appointment of the Designated Agents (as defined below) to call a special meeting of the shareholders of The Men’s Wearhouse, Inc. (the “Company”). The board of directors of the Company (the “Board”) is not soliciting this agent designation.

Each of the undersigned hereby constitutes and appoints [                    ] and [                    ], with full power of substitution, the proxy and agent of the undersigned (said proxy and agent, together with each substitute appointed by them, if any, collectively, the “Designated Agents”) in respect of all shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company owned by the undersigned to do any or all of the following, to which each of the undersigned hereby consents:

(1) Call a special meeting of shareholders of the Company (the “special meeting”) to be held as soon as practicable for the purpose of considering and voting upon the following proposals (each as more fully described in the Solicitation Statement dated             , 2013):

a. Amend Article IX of the Fifth Amended and Restated Bylaws of the Company (the “Bylaws”) in order to permit the Company’s shareholders to amend the Bylaws with the affirmative vote of the holders of a majority of the shares entitled to vote on, and that voted for or against or expressly abstained with respect to, the proposed amendment at a meeting of shareholders at which a quorum is present.

b. Amend Section 3.05 of the Bylaws in order to permit the Company’s shareholders to remove any member of the Board of Directors of the Company (the “Board”) without cause.

c. Amend Section 3.03 of the Bylaws in order to permit the Company’s shareholders to fill any vacancies on the Board resulting from shareholder action.

d. Amend Section 2.05(B) of the Bylaws in order to permit the Company’s shareholders to remove and replace directors at a special meeting without a prior determination by the Board that directors shall be elected at such meeting.

e. Repeal any amendment of the Bylaws that may be adopted by the Board subsequent to the last public filing of the Bylaws on October 11, 2013 and prior to the special meeting.

f. Transact such other business as may properly come before the special meeting.

(2) Exercise any and all other rights of each of the undersigned incidental to calling the special meeting and causing the purposes of the authority expressly granted herein to the Designated Agents to be carried into effect (including, without limitation, calling the special meeting, setting the date, time and location of the special meeting, and signing and delivering the notice of the special meeting); provided, however, that nothing contained in this instrument shall be construed to grant the Designated Agents the right, power or authority to vote any shares of Common Stock owned by the undersigned at the special meeting or at any other meeting of shareholders of the Company.

Date:             , 2013

Signature

Signature, if jointly held

Title:

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, give full title as such. If a corporation, sign in full corporate name by President or other authorized officer. If a partnership, sign in partnership name by authorized person.

PLEASE SIGN, DATE AND MAIL PROMPTLY IN THE ENCLOSED ENVELOPE.